UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number 001-14928

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Santander UK plc announces the expiration of its cash tender offer for up to
$600,000,000 in aggregate principal amount of its
5.000 per cent. Fixed Rate Subordinated Notes due 2023

March 23, 2020 — Santander UK plc (the “Offeror”) announced today the expiration of its previously announced offer to purchase for cash (the “Tender Offer”) up to $600,000,000 in aggregate principal amount (the “Maximum Tender Amount”) of its 5.000 per cent. Fixed Rate Subordinated Notes due 2023 (the “Notes”). The Tender Offer was made upon the terms and subject to the conditions set forth in the offer to purchase dated February 24, 2020 (the “Offer to Purchase”). Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

The Tender Offer expired at 11:59 p.m., New York City time, on March 20, 2020. As previously announced by the Offeror on March 9, 2020, the Maximum Tender Amount was reached as at the Early Tender Time and, accordingly, the Offeror has not accepted any Notes validly tendered for purchase after the Early Tender Time.

The Offeror retained J.P. Morgan Securities LLC (Telephone (within the United States): +1 212 834 8553 (U.S. collect) or +1 (866) 834 4666 (U.S. toll free); Telephone (outside the United States): +44 207 134 2468; Email: liability_management_EMEA@jpmorgan.com) and Santander Investment Securities Inc. (Telephone: +1 212 940 1442 (U.S. collect) or +1 855 404 3636 (U.S. toll free)) to act as the Dealer Managers for the Tender Offer and Lucid Issuer Services Limited (Telephone: +44 20 7704 0880; Email: santander@lucid-is.com) to act as the Information and Tender Agent for the Tender Offer.

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security (including the Notes). This announcement must be read in conjunction with the Offer to Purchase.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Offeror, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

By:	/s/ Rebecca Nind
Name:	Rebecca Nind
Title:	Authorized Signatory

Date: March 23, 2020